300 North LaSalle Street Chicago, Illinois 60654

Paul D. Zier To Call Writer Directly: (312) 862-2180 paul.zier@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

February 22, 2011

Via EDGAR

H. Christopher Owings Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3561

Re:                               NRG Energy, Inc.
Registration Statement on Form S-4
Filed December 21, 2010
File No. 333-171323

Dear Mr. Owings:

This letter is being furnished on behalf of NRG Energy, Inc., a Delaware corporation (the “Company”), in response to the comments raised in your letter dated January 18, 2011 from you to Michael R. Bamnick, Executive Vice President and General Counsel of the Company, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-171323) (the “Registration Statement”).  The responses below correspond to the captions and numbers of those comments (which are reproduced in italics below).  The Company’s responses are as follows:

General

1.                                      Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993) no-action letters.  Please also include the supplemental representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Response:

Concurrently with filing Amendment No. 1 to Registration Statement, the referenced letter has been provided by the Company.

Summary of Exchange Offer, page 6

2.                                      We note the disclosure indicating that you will return any old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary, to state that the issuer will return the old notes promptly after expiration or termination. Please see Exchange Act Rule 14e-1(c).

Response:

The Company has revised the disclosure on pages 6 and 21 of the Registration Statement in response to the Staff’s comment.

Exchange Offer, page 19

3.                                      We note that on pages 20, 24 and 25 you may determine in your “sole reasonable judgment” or “sole reasonable discretion” whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response:

The Company has revised the disclosure on pages 20, 24 and 25 of the Registration Statement to include objective standards in response to the Staff’s comment.

Undertakings, page II-5

4.                                      Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K and Item 22 of Form S-4.

Response:

The Company has added referenced undertakings to pages II-6 and II-7 in response to the Staff’s comment.

Exhibit 5.01

5.                                      In the fourth paragraph of the legal opinion, we note that counsel has assumed the legal authority of all signatories to documents and the due authorization, execution and delivery of all documents by the parties. Counsel may not make these assumptions about your legal authority to enter into these documents or your actions in connection with the due authorization, execution and delivery of all documents. Please revise the opinion accordingly.

Response:

The opinion has been revised to exclude the Registrants from the assumption related to due authorization, execution and delivery of documents in response to the Staff’s comment.

6.                                      Please delete the following assumptions, which are too broad and/or inappropriate:

•                  In the fifth paragraph, please delete the second sentence relating the enforceability of any rights to contribution or indemnification.

•                  Please delete the tenth paragraph with the assumption that the execution and delivery of the Indenture and the Exchange Notes and the performance by the Issuer and the Guarantors of their obligations thereunder do not and will not violate, conflict with or constitute a default under any agreement or instrument to which any Registrant is bound.

Response:

In response to the Staff’s first bullet point, the referenced sentence has been removed.  In response to the Staff’s second bullet point, the referenced paragraph has been removed.

7.                                      Given the language in the ninth paragraph that the opinion is “as of the date hereof” (December 21, 2010), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

Response:

In response to the Staff’s comment, the opinion has been revised to speak as of the effective date and indicate counsel has no obligation to revise or supplement the opinion under the effective date.

Exhibit 5.02

8.                                      Counsel states that it assumes no obligation to revise or supplement the opinion should the laws of the States of Minnesota be changed by legislative action, judicial decision or otherwise. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Please have counsel to file an opinion dated as of the effective date. Alternatively, please have counsel revise the opinion to eliminate this limitation or indicate that counsel has no obligation to revise or supplement the opinion after the effective date of the registration statement.

Response:

In response to the Staff’s comment, counsel has revised its opinion to make the limiting language effective after the date of effectiveness of the Registration Statement.

Exhibit 5.03

9.                                      Given the language in the sixth paragraph that the opinion is “rendered as of its date” (December 20, 2010) and that counsel expressly disclaims any obligation to update the opinion after the “date hereof,” it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

Response:

In response to the Staff’s comment, counsel has revised its opinion to remove the limiting language in response to the Staff’s comment.

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging that:

•                  should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2180.

Very truly yours,

/s/ Paul D. Zier
Paul D. Zier

PDZ/ap

cc:                                 Michael R. Bamnick

Brian Curci

Jerry Nowak